EXHIBIT 23.1
Consent of Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Starwood Hotels & Resorts Worldwide, Inc. (the “Company”) and to the incorporation by reference therein of our reports dated February 23, 2007, with respect to the consolidated financial statements and schedule of the Company, the Company’s management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of the Company, included in its Annual Report (Form 10-K) for the year ended December 31, 2006, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

New York, New York
September 5, 2007